                                                                    Exhibit 99.1

                                         For Further Information Contact
                                         Robert E. Phaneuf
For Immediate Release                    Vice President - Corporate Development
Wednesday, August 7,2002                 (918) 592-0101



                        VINTAGE PETROLEUM, INC. REPORTS
                  SECOND QUARTER RESULTS EXCEEDING CONSENSUS,
                CUMULATIVE EFFECT OF MANDATED ACCOUNTING CHANGE
                              AND UPDATES GUIDANCE



         Tulsa, Oklahoma - Vintage Petroleum, Inc. today announced net income of $22.4 million, or $0.35 per diluted share, for the quarter ended June 30, 2002. Before the impact of certain special items, net income for the quarter ended June 30, 2002, was $17.5 million, or $0.27 per diluted share, exceeding the "First Call Consensus" expectation for the quarter of zero cents per share. Special items in the second quarter of 2002 include a $17.6 million ($9.2 million after-tax) gain on sales of non-strategic properties and an $8.2 million ($4.3 million after-tax ) charge for the early extinguishment of debt. These results compare to the second quarter 2001 net income of $52.2 million, or $0.81 per diluted share. A significantly lower average price for gas and a somewhat weaker oil price were principally responsible for net income falling below the prior year's quarter, despite constant production levels.

         Total production for the second quarter of 2002 was 8.5 million equivalent barrels (BOE), flat with the year-ago quarter. Similarly, oil production of 5.4 million barrels was even with last year's level. Gas production of 18.6 billion cubic feet (Bcf) in the quarter was also steady with the prior year volume. Increases in production attributable to the company's acquisitions made in Canada during May of 2001 and Argentina in September of 2001 offset reduced production volumes resulting from U.S. property sales during the fourth quarter of 2001 and natural production declines, including declines in Argentina where the company curtailed its capital spending program earlier this year in response to political and economic

                                     -More-
uncertainty and the imposition of an export tax on oil sales. The company's average realized prices (including the impact of hedges) declined significantly from the second quarter of 2001, 47 percent for gas and 10 percent for oil, resulting in a 24 percent decrease in oil and gas revenues to $158.6 million compared to $208.5 million in the second quarter of 2001. The company's realized price of oil averaged $21.36 per barrel, compared with last year's quarter average realized price of $23.67 per barrel. The realized price of gas for 2002 averaged $2.29 per Mcf, compared to $4.30 per Mcf in the 2001 quarter.

         Lease operating costs per BOE, excluding the tax now imposed on Argentine oil exports ($10.1 million or $1.18 per BOE), decreased 13 percent to $5.40 compared to $6.21 last year, primarily as a result of the impact of the Argentine peso devaluation on peso-denominated costs. General and administrative costs on a BOE basis were up 11 percent to $1.58, compared to the year earlier quarter. Exploration expense of $7.0 million for the quarter included $1.4 million of seismic, geological and geophysical costs and $5.6 million of dry hole costs and lease impairments. This compares to the prior year quarter's exploration expense of $3.5 million composed of $2.0 million in seismic, geological and geophysical costs and $1.5 million in dry hole costs and lease impairments. Interest expense rose 31 percent, or $4.9 million, to $20.7 million in response to higher outstanding borrowings principally associated with the Canadian acquisition in May 2001.

         Cash flow from operations (before all exploration expenses and changes in working capital) for the second quarter of 2002 was $60.0 million ($64.5 million before the impact on the company's current tax provision of the special items described above), compared to $102.9 million in the same period of 2001.

                                     -More-

Cumulative Effect of Change in Accounting Principle

         The company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS No. 142), effective January 1, 2002. This mandated change in accounting principle eliminated the amortization of goodwill and required goodwill be annually assessed for impairment. The company has completed its initial impairment analysis which SFAS No. 142 required to be completed no later than December 3 1,2002. As a result of such impairment analysis, the company recorded a non-cash charge of $60.5 million as a cumulative effect of change in accounting principle effective retroactive to January 1,2002, in accordance with the rules specified by SFAS No. 142. This non-cash charge has no impact on cash flow from operations and no impact on the covenants contained in the company's credit agreements or bond indentures.

Six Month Results

         Net income for the six months ended June 30,2002, before the impact of the cumulative effect of the accounting change, was $16.8 million, or $0.27 per diluted share, compared to the prior year's net income of $122.9 million for the same period. The decline resulted primarily from dramatically lower realized prices for both oil and gas during the 2002 period compared to the same period in 2001.

         The reported net loss for the six months ended June 30,2002, of $43.7 million, or $0.68 per diluted share, includes the $0.95 per diluted share impact of the $60.5 million charge for the cumulative effect of the change in accounting principle.

         Cash flow from operations (before all exploration expenses and changes in working capital) for the six months ended June 30, 2002, before the impact of the special items discussed above, was $106.1 million ($101.6 million including the impact of such special items) compared to $219.5 million in the year earlier period.

                                     -More-

Executing the Financial Plan

         Earlier in the year, Vintage announced its goal to reduce leverage by $200 million through asset sales and the application of cash flow in excess of capital expenditures. Progress toward that goal occurred in the second quarter with the sale of the company's remaining California heavy oil assets for $15.5 million and continued with the subsequent sale in July of its interest in Trinidad for $40 million. In addition, the sale process for its operations in Ecuador is underway with bids anticipated in late August. At July 31, 2002, approximately $101 million is outstanding under the company's revolving bank facility, creating borrowing availability of $180 million under the $300 million bank facility. The remaining $850 million of debt consists of $350 million of 8 l/4% Senior Notes due 2012 and $500 million of Senior Subordinated Notes with an average borrowing cost of 8.7 percent and maturities ranging from 2005 to 2011.

2002 Targets Revised

         Based upon the company's first half results, the impact of asset sales, as well as changes in expectations for the second half of the year with respect to the outlook for the price of NYMEX crude oil, the average realized price of oil and gas, production, costs and other expectations, Vintage is revising its operating and financial targets for 2002. Based on the year-to-date NYMEX price for oil, the forward market for crude during the remainder of 2002 and the company's oil hedge position, Vintage has raised the assumed average NYMEX oil price for the year to $25.00 per barrel. The company has also reduced its target production by two percent to 32.1 million BOE principally as a result of a reduction in expected Canada and Bolivia volumes of four percent and 26 percent, respectively, partially offset by expected higher production in the U.S. inclusive of the sale of property in California. The increase in the assumed price of oil triggers a rise in the Argentine export tax and production tax expense and ultimately is reflected in a somewhat higher lease operating expense
(LOE). As a result, LOE per BOE is anticipated to rise to $6.70. General and administrative expenses are also expected to rise on a per BOE basis

                                     -More-
to $1.60. Given the revised expectations for production, the assumed price of oil and costs enumerated in the accompanying table entitled "Vintage Petroleum, Inc. 2002 Targets Revised", as well as other expectations, Vintage has increased its target for cash flow in 2002 to approximately $197 million from $188 million and its target for EBITDAX to $300 million ($349 million inclusive of gains from the sale of assets year-to-date) from the previous $260 million.

Second Quarter Activity and Operational Update

United States - Exploration Inventory Builds

    South Louisiana - Little Temple, Southwest Abbeville and Richaud Prospects

         Pipeline and facilities construction is underway to tie-in the Little Temple discovery well in LaFourche Parish with first gas sales expected to occur early in the fourth quarter. Initial production is estimated to be 5 MMcf per day (gross) and 185 barrels of condensate per day (gross) and may ultimately reach a rate as high as 10 MMcf per day (gross) and 370 barrels of condensate per day (gross). Vintage has a 35 percent working interest and operates the well.

         In the Southwest Abbeville prospect in Vermilion Parish, Vintage has a 25 percent working interest in the Smith Heirs #l well. Casing has been run to a total depth of 16,540 feet to the targeted Camerina A sand, which logged 42 feet of potential pay. Testing will begin shortly with results expected in late August.

         The Richaud prospect in Terrebonne Parish near Meridian's Lily Boom discovery is targeting the same lower Miocene age sands at approximately 20,000 feet. Vintage has a 38 percent working interest in the prospect with gross unrisked reserve potential of greater than 100 Bcf. The well will spud in the third quarter of 2002 and will take approximately 90 days to reach total depth.

                                     -More-

    West Texas - Tight Carbonate Horizontal Drilling Play

         Vintage has established a significant position in a tight carbonate gas play focused on the Devonian formation in the Val Verde basin of West Texas. The company has leased over 3,900 acres and plans to spud the first well in a multi-well drilling program in the fourth quarter of 2002. This low risk play will use horizontal drilling and fracturing technology to economically produce these tight carbonates. Vintage has a 100 percent working interest in this program and is pursuing the possibility of a joint venture that would expose the company to a larger play area, albeit at a lower working interest.

    Texas Gulf Coast - Oligocene and Miocene Trends

         Vintage's exploration team is currently pursuing Oligocene and Miocene prospects in the Texas State waters and shallow Federal waters predicated on 3-D seismic. Vintage has licensed a significant amount of seismic data to further this effort; interpretation is underway and lease acquisition of prospective acreage will begin later this year.

Canada

         During the second quarter, 12 gross (9.2 net) exploitation and extensional wells were drilled with a 69 percent success rate. Drilling activity was slowed marginally due to an extended winter thaw period. At the end of the quarter, five gross (five net) wells were in progress.

         In the Sturgeon Lake area, two wells in progress at the end of the quarter have resulted in success and are currently producing at a combined rate of about 480 barrels of oil per day. Both wells were re-entries of existing wells, horizontally drilled and completed in the Devonian Leduc reef. This exploitation program in Sturgeon Lake targets bypassed attic oil accumulations identified with the aid of 3-D seismic. Two additional Leduc wells and a six-well infill drilling program to develop the shallow Badheart gas pool are planned for the second half of 2002.

                                     -More-

         In the Peace River Arch area, the company drilled the Hamlin Creek 14-14 well in early April to a total depth of 4,026 feet encountering Triassic Worsley and Cretaceous Gething gas accumulations. The well was dually completed and sales were initiated in early June at a combined rate of 5.3 MMcf per day. Additional drilling opportunities are being developed along this Triassic sub-crop trend.

         In the Grouard area, four exploitation wells are planned targeting the Gilwood oil trend during the remainder of 2002 along with the acquisition of an additional 16 square miles of 3-D seismic. Additional exploitation drilling and recompletions are planned on Vintage properties in the Wymark field in Saskatchewan and in the West Central area focusing on Cretaceous gas opportunities.

         Vintage is continuing to build its inventory of drill bit opportunities both within and external to existing areas of activity. These opportunities include exploration plays that can be placed on production within 12 months, as well as a limited number of frontier or deep plays with greater upside potential over a longer time horizon.

South America

         Argentina

         During the second quarter, three net development wells were drilled at a 100 percent success rate and 17 net workovers were completed at a 94 percent success rate in the San Jorge basin. The development drilling program was suspended in early May due to the economic conditions in Argentina and the decision made by the Argentine government to levy a tax of 20 percent on crude oil exports. Activity is currently limited to two workover rigs in the San Jorge basin. The total impact of the export tax was approximately $13 million during the quarter, including the impact on domestic sales realizations which approximated parity with export realizations net of the export tax. The rate of devaluation of the Argentine currency, relative to the U.S. dollar, moderated during the most recent quarter compared to the pace of devaluation in

                                     -More-
the first quarter of the year. The devaluation of the peso contributed to offsetting nearly one-half, of the negative impact of the export tax through lower operating expenses on a U.S. dollar basis. Although a new regulation limiting exports was put in place briefly during the second quarter, Resolution 341 adopted in late July effectively eliminated limitations on crude oil exports.

         Argentina's domestic natural gas policy controls the price of gas at pre-devaluation peso prices, forcing suppliers of gas to absorb the full impact of the ensuing currency devaluation. The forced "pesofication" of domestic gas contracts by the Argentine government and the devaluation had the effect of reducing the price of gas sold by the company to an equivalent of US$0.35 per Mcf. While continuing to honor all existing volume commitments, the company did not aggressively pursue new spot sales as was originally anticipated in the forecast because of the low price environment. Net gas sales for the quarter averaged 27 MMcf per day or 22 percent below the expected rate, however, due to the low realized price for Argentina gas, the volume decline reduced revenues in the quarter by only $279,000 or less than one percent of total oil and gas revenue.

    Bolivia

         Softer end-market gas demand in Brazil limited production to 1.3 Bcf for the second quarter. As is the case in Argentina, the effect of the volume decline in the quarter had a relatively small impact on revenues (approximately $900,000) due to the relatively low average realized price of gas in Bolivia. Brazil's demand for Bolivian gas has softened as a result of Brazil's weakening economy, its weakened currency, inexpensive hydroelectric power supply near-term and delays in the building of natural gas-fired power generating capacity. As a result, the company has revised its targeted Bolivia gas production to 6.4 Bcf for the year from the prior 8.9 Bcf and total production to 1.2 million BOE from the prior 1.6 million BOE, in order to be consistent with lower anticipated levels of gas likely to be taken under the terms of its take-or-pay Bolivia-to-Brazil (B-T-B) gas contract. Nevertheless, Vintage estimates that it will continue

                                     -More-
to receive take-or-pay payments based on larger volumes under that same contract as long as gas takes remain below the minimum take-or-pay level. The cash flow impact to the total company for the year from reducing the targeted volume is anticipated to be only three million dollars. In Bolivia, the focus continues to be the monetization of existing reserves through new gas markets in addition to the B-T-B pipeline contracted volumes.

Frontier Exploration - Building an Inventory of High Impact Prospects

    Yemen

         Based on an 85 square-mile (225 square-kilometer) 3-D seismic survey on Block S-l underway for much of 2001, the company has generated several exploration projects planned for 2002. The Osaylan prospect, on trend with the adjacent Al Nasr and Dhahab fields, targets the Alif and Lam formations and is planned to spud late in the third quarter. A second prospect, An Nagyah, is slated to spud in the fourth quarter and also targets the Alif and Lam formations. Two additional prospects in the current campaign are being matured based on leads from the 3-D survey. Vintage owns a 75 percent working interest in the S-l Damis block which covers in excess of 850,000 acres.

    Northwest Territories

         A geochemical survey has been completed across a portion of Vintage's three, 50 percent owned, 880,000 acre (gross) lease blocks to aid in the continuing evaluation of the exploration prospects. Activity is planned in the fourth quarter to prepare winter access to the license area to drill an exploratory well and test two wells previously drilled and cased.

Vintage to Webcast Conference Call

         The company's second-quarter 2002 conference call to review financial and operational results will be broadcast, on a listen-only basis, on the internet on Thursday, August 8 at 3 p.m. Central time.

                                     -More-

         Interested parties may access the webcast by visiting the Vintage Petroleum, Inc. website at www.vintagepetroleum.com and selecting the microphone icon, or at www.companyboardroom.com and typing VPI in the ticker search box and selecting "Go". TO listen to the internet broadcast, participants will need a multimedia computer with speakers and the Windows media player installed. Download from www.microsoft.com/windows/windowsmedia/en/download/default.asp and test the software prior to the call. Vintage Petroleum is unable to provide technical support for downloading the software.

Forward Looking Statements

         This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address estimates of proved oil and gas reserves, future production and costs, product price realizations, future capital expenditures, planned asset sales or dispositions, exploration drilling, including targeted reserve sizes, exploitation activities and events or developments in Argentina including estimates of oil export levels and events or developments that the company expects are forward-looking statements. Although Vintage believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, actions taken or to be taken by Argentina as a result of its economic instability and changes in the estimated or expected impact on the company, changes in foreign exchange and inflation rates, as well as continued availability of capital and financing, and general economic, market or business conditions.

                                     -More-

         Vintage Petroleum is an independent energy company engaged in the acquisition, exploitation, exploration and development of oil and gas properties and the marketing of natural gas and crude oil. Company headquarters are in Tulsa, Oklahoma, and its common shares are traded on the New York Stock Exchange under the symbol VPI.

                                -Table Follows-

                    VINTAGE PETROLEUM, INC. AND SUBSIDIARIES
                    ----------------------------------------

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      -------------------------------------
                    (In thousands, except per share amounts)
                                   (Unaudited)

                                                                           Three Months Ended        Six Months Ended
                                                                                June 30,                 June 30,
                                                                         ---------------------    -----------------------
                                                                             2002     2001            2002       2001
                                                                         ---------- ----------    ----------  -----------
REVENUES:
   Oil and gas sales                                                     $  158,560  $ 208,504    $  281,128   $  415,383
   Gas marketing                                                             17,405     35,491        29,733       94,814
   Oil and gas gathering and processing                                       1,468      6,197         2,853       14,306
   Gain (loss) on disposition of assets                                      17,624         (2)       17,709           24
   Foreign currency exchange gain                                             1,244         97         4,136          244
   Other income                                                                 469      1,627         1,030        2,633
                                                                         ----------  ---------    ----------   ----------
                                                                            196,770    251,914       336,589      527,404
                                                                         ----------  ---------    ----------   ----------

COSTS AND EXPENSES:
   Lease operating, including production and export taxes                    56,121     52,893       105,040      100,749
   Exploration costs                                                          6,975      3,489        15,928        5,692
   Gas marketing                                                             16,941     34,297        28,745       91,623
   Oil and gas gathering and processing                                       1,505      6,122         3,282       14,477
   General and administrative                                                13,495     12,313        26,537       24,092
   Depreciation, depletion and amortization                                  46,696     40,397        96,469       67,988
   Amortization of goodwill                                                       -      2,774             -        2,774
   Interest                                                                  20,741     15,874        38,178       26,791
   Loss on early extinguishment of debt                                       8,154          -         8,154            -
                                                                         ----------  ---------    ----------   ----------
                                                                            170,628    167,959       322,333      334,186
                                                                         ----------  ---------    ----------   ----------
   Income before income taxes and cumulative effect
     of change in accounting principle                                       26,142     83,955        14,256      193,218

PROVISION (BENEFIT) FOR INCOME TAXES:
   Current                                                                    9,755     27,957        11,794       50,195
   Deferred                                                                  (6,042)     3,779       (14,347)      20,106
                                                                         ----------  ---------    ----------   ----------
                                                                              3,713     31,736        (2,553)      70,301
                                                                         ----------  ---------    ----------   ----------
   Income before cumulative effect of change in accounting principle.        22,429     52,219        16,809      122,917

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
   PRINCIPLE                                                                      -          -       (60,547)           -
                                                                         ----------  ---------    ----------   ----------
NET INCOME (LOSS)                                                        $   22,429  $  52,219    $  (43,738)  $  122,917
                                                                         ==========  =========    ==========   ==========

BASIC INCOME (LOSS) PER SHARE:
   Income before cumulative effect of change in accounting principle     $     0.36  $    0.83    $     0.27   $     1.95
   Cumulative effect of change in accounting principle                            -          -         (0.96)           -
                                                                         ----------  ---------    ----------   ----------
   Net income (loss)                                                     $     0.36  $    0.83    $    (0.69)  $     1.95
                                                                         ==========  =========    ==========   ==========

DILUTED INCOME (LOSS) PER SHARE:
   Income before cumulative effect of change in accounting principle     $     0.35  $    0.81    $     0.27   $     1.92
   Cumulative effect of change in accounting principle                            -          -         (0.95)           -
                                                                         ----------  ---------    ----------   ----------
   Net income (loss)                                                     $     0.35  $    0.81    $    (0.68)  $     1.92
                                                                         ==========  =========    ==========   ==========

Weighted average common shares outstanding:
   Basic                                                                     63,128     63,031        63,102       62,964
                                                                         ==========  =========    ==========   ==========
   Diluted                                                                   63,925     64,153        63,858       64,104
                                                                         ==========  =========    ==========   ==========

                                 -Table Follows-

                    VINTAGE PETROLEUM, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
              (In thousands, except shares and per share amounts)
                                     ASSETS

                                                                                           June 30,         December 31,
                                                                                             2002               2001
                                                                                          (Unaudited)
                                                                                        ---------------   ----------------
CURRENT ASSETS:
   Cash and cash equivalents                                                            $        32,618   $         15,454
   Accounts receivable -
     Oil and gas sales                                                                           19,129             77,628
     Joint operations                                                                            12,596              9,354
   Derivative financial instruments receivable                                                      947              4,701
   Prepaids and other current assets                                                             29,367             37,517
                                                                                        ---------------   ----------------
        Total current assets                                                                    155,317            144,654
                                                                                        ---------------   ----------------

PROPERTY, PLANT AND EQUIPMENT, at cost:
   Oil and gas properties, successful efforts method                                          2,561,334          2,498,552
   Oil and gas gathering systems and plants                                                      20,192             20,508
   Other                                                                                         26,378             25,506
                                                                                        ---------------   ----------------
                                                                                              2,607,904          2,544,566

   Less: Accumulated depreciation depletion and amortization                                    884,550            809,522
                                                                                        ---------------   ----------------
                                                                                              1,723,354          1,735,044
                                                                                        ---------------   ----------------
GOODWILL, net                                                                                   104,455            156,990
                                                                                        ---------------   ----------------
OTHER ASSETS, net                                                                                54,220             60,100
                                                                                        ---------------   ----------------
                                                                                        $     2,037,346   $      2,096,788
                                                                                        ===============   ================

                                                 LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
   Revenue payable                                                                      $        29,028   $         25,625
   Accounts payable - trade                                                                      34,207             62,362
   Current income taxes payable                                                                  11,751             21,638
   Short-term debt                                                                                5,660             17,320
   Derivative fnancial instruments payable                                                        1,317                  -
   Other payables and accrued liabilities                                                        53,533             45,200
                                                                                        ---------------   ----------------
     Total current liabilities                                                                  135,496            172,145
                                                                                        ---------------   ----------------
LONG-TERM DEBT                                                                                1,016,428          1,010,673
                                                                                        ---------------   ----------------
DEFERRED INCOME TAKES                                                                           166,841            166,319
                                                                                        ---------------   ----------------
OTHER LONG-TERM LIABILITIES                                                                       8,540             18,208
                                                                                        ---------------   ----------------

STOCKHOLDERS' EQUITY:
   Preferred stock, $ .0l par, 5,000,000 shares authorized
     zero shares issued and outstanding                                                               -                  -
   Common stock, $.005 par, 160,000,000 shares authorized, 63,404,972 and
     63,081,322 shares issued and 63,344,97 and 63,081,322 outstanding, respectively                317                315
   Capital in excess of par value                                                               326,256            324,077
   Retained earnings                                                                            379,964            428,443
   Accumulated other comprehensive income (loss)                                                  6,554            (21,632)
                                                                                        ---------------   ----------------
                                                                                                713,091            731,203

   Less: Unamortized cost of restricted stock awards                                              3,050              1,760
                                                                                        ---------------   ----------------
                                                                                                710,041            729,443
                                                                                        ---------------   ----------------
                                                                                        $     2,037,346   $      2,096,788
                                                                                        ===============   ================

                                 -Table Follows-

                    VINTAGE PETROLEUM, INC. AND SUBSIDIARIES
                             SUMMARY OPERATING DATA
                                   (Unaudited)

                                Three Months Ended             Six Months Ended
                                     June 30,                      June 30,
                             ------------------------      --------------------------
                               2002            2001          2002              2001
                             --------        --------      --------          --------
     Production:
        Oil (MBbls)-
          U.S.                  1,829           2,145         3,575             4,330
          Canada                  452             376           980               435
          Argentina             2,842(a)        2,574(b)      5,835(a)          5,050(b)
          Ecuador                 282             245(b)        546               582(b)
          Bolivia                  32(a)           25(b)         71(a)             48(b)
          Total                 5,437(a)        5,365(b)     11,007(a)         10,445(b)

        Gas (MMcf)-
          U.S.                  6,527           9,043        12,480            17,604
          Canada                8,250           4,973        15,406             5,803
          Argentina             2,466           2,966         3,967             5,008
          Bolivia               1,319           1,971         3,345             3,838
          Total                18,562          18,953        35,198            32,253

        Total MBOE              8,531           8,524        16,873            15,821

     Average price:
        Oil (per Bbl)-
          U.S.               $  21.80(c)     $  24.75(d)   $  20.05(c)       $  25.22(d)
          Canada                22.60           24.30         19.96             24.59
          Argentina             20.92(c)        23.12(d)      17.76(c)(f)       24.56(d)
          Ecuador               20.88           19.30         18.24             18.53
          Bolivia               21.87           20.32         19.81             25.16
          Total                 21.36(c)        23.67(d)      18.74(c)(t)       24.50(d)

        Gas (per Mcf)-
          U.S.               $   3.01(e)     $   6.25      $   2.64(e)       $   7.03
          Canada                 2.43(e)         3.51          2.32(e)           3.71
          Argentina              0.35            1.38          0.38              1.41
          Bolivia                1.42            1.74          1.42              1.85
          Total                  2.29(e)         4.30          2.13(e)           4.94

(a) Total production for the three months and six months ended June 30, 2002, before the impact of changes in inventories was 5,357 MBbls (Argentina - 2,772 MBbls, Bolivia - 22 MBbls) and 10,769 MBbls (Argentina - 5,618 MBbls, Bolivia - 50 MBbls), respectively.
(b) Total production for the three months and six months ended June 30, 2001 before the impact of changes in inventories was 5,452 MBbls (Argentina - 2,551 MBbls, Ecuador - 349 MBbls, Bolivia - 31 MBbls) and 10,615 MBbls (Argentina - 5,095 MBbls, Ecuador - 699 MBbls, Bolivia - 56 MBbls), respectively.
(c) Reflects the impact of oil hedges which decreased the three months and six months ended June 30, 2002, U.S., Argentina and total average oil prices per Bbl by $1.05, $0.23 and $0.47, and $0.26, $0.15 and $0.16,
     respectively.
(d) Reflects the impact of oil hedges which increased the three months and six months ended June 30, 2001, U.S., Argentina and total average oil prices per Bbl by $0.57, $0.57 and $0.50, and $0.60, $1.22 and $0.84,
     respectively.
(e) Reflects the impact of gas hedges which decreased the three and six months ended June 30, 2002, U.S., Canada and total average gas prices per Mcf by $0.18, $0.12 and $0.11, and $0.09, $0.06 and $0.06, respectively.
(f) Reflects the impact of the one-time government-mandated forced settlement of domestic Argentina oil sales which decreased the Argentina and total average oil prices per Bbl by $1.37 and $0.73, respectively.

                                -Table Follows-

                            VINTAGE PETROLEUM, INC.
                              2002 TARGETS REVISED

================================================================================

                                                                         Revised
                                                                           2002
 Oil production (MMBbls):                                               Target/(c)/
                                                                        -----------
         U.S.                                                               6.7
         Canada                                                             1.8
         Argentina                                                         10.8
         Ecuador and Other                                                  1.3
         Total                                                             20.6

 Gas production (Bcf):

         U.S.                                                              25.3
         Canada                                                            29.1
         Argentina                                                          8.6
         Bolivia                                                            6.4
         Total                                                             69.4

 Total MMBOE                                                               32.1

   Assumed NYMEX/(a)/ prices:
         Oil                                                             $25.00
         Gas                                                             $ 3.00
 Net realized (before impact of hedging as a
 percent of NYMEX/(a)/ - Total Company:

         Oil                                                                 80%
         Gas                                                                 72%

 DD&A per BOE (oil and gas only)                                         $ 5.40
 LOE  per BOE (including export tax)                                     $ 6.70
 G&A  per BOE                                                            $ 1.60

 Non-Acquisition Capital Spending Budget (in millions)                   $  144

 Cash Flow (before all exploration expenses and working
     capital changes) (in millions)                                      $  197

 EBITDAX/(b)/ (in millions)                                              $  300
 EBITDAX (in millions) (including gains on property sales year-to-date)  $  349
 ------------------------------
 MMBbls          -million barrels
 Bcf             -billion cubic feet
 MMBOE           -million barrels of oil equivalent
 (a) NYMEX
         Oil - Average of the daily settlement price per barrel for the near-month contract for light crude oil as quoted on the New York
         Mercantile Exchange.
         Gas - Average of the settlement price per MMBtu for the last 3 trading days for the applicable contract month for natural gas as quoted on the New York Mercantile Exchange.
 (b) EBITDAX: Earnings before interest, taxes, DD&A, exploration expenses and gains in property sales
 (c) Targets do not reflect any future acquisitions or dispositions. Targets reflect the impact of existing hedges. See "2002 Targets Revised" and
         "Forward-Looking Statements" elsewhere in the release.

                                    -30-